UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2014.	Commission File Number: 1-31615

SASOL LIMITED
(Name of Registrant)

1 Sturdee Avenue
Rosebank 2196
South Africa
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Each of Sasol Limited and Sasol Financing International Plc is furnishing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Notice to the holders of 4.500% notes due 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 17, 2014

SASOL LIMITED

By:	/s/ Vuyo Dominic Kahla
	Name:	Vuyo Dominic Kahla
	Title:	Company Secretary